Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro-Rural Holdings Limited Announces

Distribution of an Information Statement in connection with Privatization

NEW YORK, (MARKETWIRE)—July 29, 2016—China Metro-Rural Holdings Limited (NYSEMKT: CNR) is pleased to announce that the distribution of an Information Statement commenced on July 29, 2016 to shareholders of record as of the close of trading on July 27, 2016 in connection with the Company’s previously announced going-private transaction or privatization. Shareholders are encouraged to review this Information Statement in detail as it contains important information about the privatization.

The Company intends to effectuate the privatization through a merger with an indirect wholly owned subsidiary. Upon the terms and subject to the conditions set forth in a certain Agreement and Plan of Merger, as amended, holders of the Company’s ordinary shares—other than certain specified affiliates, certain other holders and holders who properly perfect applicable dissenters’ rights—will receive an amount equal to US$1.03 per share in cash, without interest, as a result of the merger. Cashed-out shareholders will not have any equity interests in the Company going forward and will not participate in the governance and in the future prospects, growth or risk of loss, and earnings or losses of the Company.

No sooner than 20 calendar days from today, the Company expects certain shareholders who hold approximately 52.8% of the total combined voting power of the Company to take action by written consent approving the Agreement and Plan of Merger, the merger and the privatization. Shortly after execution of this written consent and subject to the satisfaction of the conditions set forth in the Agreement and Plan of Merger, the Company expects to close the merger and effect the privatization.

Details concerning the privatization are provided in filings made by the Company with the U.S. Securities and Exchange Commission, including a Transaction Statement on Schedule 13E-3, and are also included in the Information Statement.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward-looking.

Words such as “continue,” “consider,” “probably,” “will,” “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com